Mail Stop 3561

December 19, 2006

Via U.S. Mail

Ian S. Grant, President
Auto Photo Technologies, Inc.
#6-260 E. Esplanade
North Vancouver, BC V7L 1A3
CANADA

**Re: Auto Photo Technologies, Inc.
         Amendment no. 2 to Registration Statement on Form SB-2
         Filed December 5, 2006
         File No. 333-137355**

Dear Mr. Grant,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

Registration Statement

Prospectus Summary, page 5
Our Business, page 5

1.   With a view to disclosure, please indicate your current level of working capital.

Risk Factors, page 6
We will need to raise additional funds in the near future, page 8

2.   Please address in a separate risk factor your current dependence on outside capital to pay for the continued development and marketing of your products.

Description of Business, page 21
Our Current Business, page 21

3. We note your response to our prior comments 15 and 16 of our letter dated October 19, 2006. Please revise to provide more information about both your revenue sharing arrangements and your fixed rental contracts so investors can better understand your business. For instance, for the revenue sharing contracts, please disclose approximately how much you charge for your product. We note your disclosure that you remunerate to your location providers approximately 30-44% of net revenues. For your fixed rental rate contracts, please disclose the approximate rental rate.

4. We note your response to prior comments 6 and 17 and reissue both comments. In your risk factor on page 10 you state that the majority of the contracts are one year "evergreen" contracts. It is unclear how many contracts are one year contracts. For instance, you state in the last paragraph on page 21 that location rentals may vary from one year up to 10 years; however, your disclosure on the top of page 22 that "The contracts are up for renewal on an annual basis" suggests that all of your contracts are for a term of one year. For your 17 photo booths, please indicate how many are one year, ten year, or any other term, as applicable. Furthermore, please disclose any other material terms as applicable. Please also revise your risk factor on page 10 for consistency.

Management's Discussion and Analysis and Plan of Operation, page 22
Future Operations, page 25

5. We note your response to prior comment 22 and reissue. We believe your future plans and its impact on your operations would be material to an investor. Please revise to discuss your current strategy to expand your customer base. Refer to Item 303(b)(1) of Regulation S-B.

6. We note your revised disclosure on page 26 in response to prior comment 25. Please revise to disclose the recreational and identification needs that you are referring to and why you believe that your digital photograph booths meet those needs. Furthermore, we note your response that "you are unable to meet the current demand for the product at this time." Please tell us what the current demand for the product is and how you know you are unable to meet it.

Certain Relationships and Related Transactions, page 28

7. We note your revised disclosure in response to prior comment 27. Please refer to the second full paragraph on page 29 where you state that during the year ended December 31, 2005 "these services were provided at no charge to our company and were charged at the rate of $500 per month during 2006." Please revise to clarify

whether "these services" refer to management services, property services or both. We note your disclosure on page 21.

Year End Consolidated Financial Statements
Accountants' Report, page 40

8. We note your response to our prior comment 38. However, we reissue our prior comment. Given the locations of both your assets as well as books and records, please briefly explain how the audit was performed. That is, tell us the extent to which audit procedures were performed at these locations.

Note 2-Summary of Significant Accounting Policies

9. We note your response to our prior comment number 44. However, due to the nature of your business, you should expand your revenue recognition disclosures to provide further insight into how you determine the amounts of photo kiosk service revenues earned and your related party footnote to clearly address your accounting for consulting revenue from related parties.

10. We note your response to our prior comment number 45. However, please confirm to us that the results from translating your cash flows using the weighted average exchange rate are substantially similar to the results using the exchange rate in effect at the time the cash flows transpired.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3315 with any other questions.

Regards,

Hanna T. Teshome
Special Counsel

cc: William L. Macdonald, Esq.
        Clark Wilson LLP
        via facsimile: (604) 687-6314